Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction
eLoyalty, LLC	Colorado, USA
Global One Insurance Company	Arizona, USA
TTEC Consulting, Inc.	Delaware, USA
iKnowtion, LLC	Massachusetts, USA
Peppers & Rogers Group B.V.	Netherlands
Percepta, LLC	Delaware, USA
Revana, Inc.	Arizona, USA
rogenSi Services Pty Ltd	Australia
rogenSi Pty Limited	Australia
rogenSi Ltd (UK)	England
Sofica Group AD	Bulgaria
Technology Solutions Group, Inc.	Illinois, USA
TeleTech Brasil Servicos Ltda.	Brazil
TeleTech Customer Care Management Costa Rica, S.A.	Costa Rica
TeleTech Customer Care Management Philippines, Inc.	Philippines
TeleTech Europe B.V.	Netherlands
TeleTech Financial Services Management, LLC	Delaware, USA
TeleTech Government Solutions, LLC	Colorado, USA
TeleTech Healthcare Solutions, Inc.	Delaware, USA
TeleTech International Pty. Ltd.	Australia
TeleTech Mexico, S.A. de C.V.	Mexico
TeleTech Services Corporation	Colorado, USA
TeleTech UK Limited	United Kingdom
Humanify, Inc.	Delaware, USA